As filed with the Securities and Exchange Commission on May 12, 2016

Securities Act File No. 333-209703

Investment Company Act File No. 811-23141

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

☑	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-Effective Amendment No.
☑	Post-Effective Amendment No. 1

and

☑	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☑	Amendment No. 4

Nuveen High Income December 2019 Target Term Fund

Exact Name of Registrant as Specified in Declaration of Trust

333 West Wacker Drive, Chicago, Illinois 60606

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(800) 257-8787

Registrant’s Telephone Number, including Area Code

Kevin J. McCarthy

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service.

Copies of Communications to:

David P. Glatz	Eric F. Fess	David E. Wohl
Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive Suite 1601 Chicago, IL 60606	Chapman and Cutler LLP 111 W. Monroe Chicago, IL 60603	Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153

If this form is a post-effective amendment filed pursuant Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒  Registration No. 333-209703

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-209703) of Nuveen High Income December 2019 Target Term Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.	Financial Statements:

Financial statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the 1940 Act have been filed with Pre-effective Amendment No. 2 to this Registration Statement on Form N-2.

2.	Exhibits:

a. Declaration of Trust dated February 10, 2016.(1)

b. By-laws of Registrant.(1)

c. None.

d. None.

e. Terms and Conditions of the Automatic Dividend Reinvestment Plan.(2)

f. None.

g.1 Investment Management Agreement dated April 18, 2016.(3)

g.2 Sub-Advisory Agreement dated April 18, 2016.(3)

h.1 Underwriting Agreement. (4)

h.2 Specimen Dealer Letter Agreement. (5)

h.3 Specimen Nuveen Master Selected Dealer Agreement. (5)

h.4 Specimen Morgan Stanley & Co. LLC Master Selected Dealers Agreement. (5)

h.5 Specimen Morgan Stanley & Co. LLC Master Agreement Among Underwriters. (5)

h.6 Morgan Stanley & Co. LLC Structuring and Syndication Fee Agreement. (4)

h.7 RBC Capital Markets, LLC Structuring Fee Agreement.(4)

h.8 Stifel, Nicolaus & Company, Incorporated Structuring Fee Agreement.(4)

h.9 BB&T Capital Markets, a division of BB&T Securities, LLC Structuring Fee Agreement.(4)

h.10 D.A. Davidson & Co. Structuring Fee Agreement.(4)

h.11 Hilltop Securities Inc. Structuring Fee Agreement.(4)

h.12 Janney Montgomery Scott LLC Structuring Fee Agreement.(4)

h.13 Ladenburg Thalmann & Co. Inc. Structuring Fee Agreement.(4)

h.14 Maxim Group LLC Structuring Fee Agreement.(4)

h.15 Newbridge Securities Corporation Structuring Fee Agreement.(4)

h.16 Pershing LLC Structuring Fee Agreement.(4)

h.17 Synovus Securities, Inc. Structuring Fee Agreement.(4)

h.18 Wedbush Securities Inc. Structuring Fee Agreement.(4)

h.19 Wunderlich Securities, Inc. Structuring Fee Agreement.(4)

i. Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees.(2)

j.1 Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company dated July 15, 2015 (the “Custodian Agreement”).(2)

j.2 Appendix A to Custodian Agreement dated April 24, 2016.(2)

k.1 Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company dated October 7, 2002 (the “Transfer Agency Agreement”).(2)

k.2 Amendment dated July 15, 2015 to the Transfer Agency Agreement.(2)

k.3 Schedule A to the Transfer Agency Agreement dated May 9, 2016.(3)

l.1 Consent of Stradley Ronon Stevens & Young LLP. (4)

l.2 Consent of Morgan, Lewis & Bockius LLP. (4)

m. Not Applicable.

n. Consent of KPMG LLP. (4)

o. None.

p. Subscription Agreement of Nuveen Fund Advisors dated April 14, 2016.(2)

q. None.

r. Code of Ethics of Nuveen Investments dated May 2016.(3)

s. Powers of Attorney. (4)

(1)	Filed on February 25, 2016 with Registrant’s Registration Statement on Form N-2 (File No. 333-209703) and incorporated herein by reference.

(2)	Filed on April 22, 2016 with Registrant’s Registration Statement on Form N-2 (File No. 333-209703) and incorporated herein by reference.

(3)	Filed on May 9, 2016 with Registrant’s Registration Statement on Form N-2 (File No. 333-209703) and incorporated herein by reference.

(4)	Filed herewith.

(5)	Specimen of agreement between principal underwriters and dealers filed pursuant to Item 25(2)(h) of the instructions to Form N-2.

Item 26: Marketing Arrangements

Reference is made to the Underwriting Agreement filed as Exhibit h.1 to this Registration Statement.

See Paragraph e of the Specimen Dealer Letter Agreement filed as Exhibit h.2 to this Registration Statement.

See Sections 2 and 3 of the Specimen Nuveen Master Selected Dealer Agreement filed as Exhibit h.3 to this Registration Statement.

See the Introductory Paragraph and Paragraphs 2, 3 and 4 of the Specimen Morgan Stanley & Co. LLC Master Selected Dealers Agreement filed as Exhibit h.4 to this Registration Statement.

See the Introductory Paragraph and Paragraphs 2, 3, 4, 5, 6, 10, 11 and 12 of the Specimen Morgan Stanley & Co. LLC Master Agreement Among Underwriters filed as Exhibit h.5 to this Registration Statement.

Item 27: Other Expenses of Issuance and Distribution

Securities and Exchange Commission fees	$27,693
Financial Industry Regulatory Authority fees	$41,750
Promotion	$250,000
Printing and engraving expenses	$160,000
Legal fees	$120,000
Exchange listing fees	$40,000
Audit	$25,000
Miscellaneous expenses	$10,557

Total	$675,000

Item 28: Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29: Number of Holders of Securities

At May 9, 2016:

Title of Class	Number of Record Holders
Common Shares, $0.01 par value	1

Item 30: Indemnification

Section 4 of Article XII of the Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law. Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by the Mutual Fund Professional Liability policy in the aggregate amount of $70,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, except for matters that involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of the Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $2,500,000 deductible for operational failures and $1,000,000 deductible for all other claims.

Section 8 of the Underwriting Agreement filed as Exhibit h.1 to this Registration Statement provides for each of the parties thereto, including the Registrant and the underwriters, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31: Business and Other Connections of Investment Adviser and Subadviser

Nuveen Fund Advisors manages the Registrant and serves as investment adviser or manager to other open-end and closed-end management investment companies and to separately managed accounts. The principal business address for all of these investment companies and the persons named below is 333 West Wacker Drive, Chicago, Illinois 60606.

A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of Nuveen Fund Advisors who serve as officers or Trustees of the Registrant have engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee appears under “Management” in the Statement of Additional Information. Such information for the remaining senior officers of Nuveen Fund Advisors appears below:

Name and Position with Nuveen Fund Advisors	Other Business, Profession, Vocation or Employment During Past Two Years
Robert D. Luse, Executive Vice President	Executive Vice President of Nuveen Asset Management, LLC and Nuveen Securities, LLC; Executive Vice President and Assistant Secretary of Nuveen Investments, Inc.; Vice President of Santa Barbara Asset Management, LLC, Symphony Asset Management LLC and Winslow Capital Management, LLC; Vice President and Assistant Secretary of Tradewinds Global Investors, LLC.

Joseph T. Castro, Managing Director and Chief Compliance Officer	Managing Director (since 2011), Head of Compliance (since 2013) of Nuveen Investments, Inc.

Stuart J. Cohen, Managing Director and Assistant Secretary

Managing Director and Assistant Secretary of Nuveen Asset Management, LLC, Nuveen Investments, Inc. and Nuveen Securities, LLC; Vice President and Assistant Secretary of Nuveen Commodities Asset Management, LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Symphony Asset Management LLC, Tradewinds Global Investors, LLC and Winslow Capital Management, LLC.

Diane M. Whelan, Executive Vice President	Executive Vice President, Nuveen Investments, Inc.; formerly, Executive Vice President Nuveen Securities, LLC (2014-2016).

Item 32: Location of Accounts and Records

Nuveen Fund Advisors, 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-laws, minutes of Trustees’ and shareholders’ meetings and contracts of the Registrant and all advisory material of the investment adviser.

Item 33: Management Services

Not applicable.

Item 34: Undertakings

1.	Registrant undertakes to suspend the offering of its shares until it amends its prospectus if: (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	Not applicable.

5.	The Registrant undertakes that:

a. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 12th day of May, 2016.

NUVEEN HIGH INCOME DECEMBER 2019 TARGET TERM FUND

/s/ KEVIN J. MCCARTHY
Kevin J. McCarthy
Vice President and Secretary

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ STEPHEN D. FOY STEPHEN D. FOY	Vice President and Controller (principal financial and accounting officer)	May 12, 2016

/s/ GIFFORD R. ZIMMERMAN GIFFORD R. ZIMMERMAN	Chief Administrative Officer (principal executive officer)	May 12, 2016

WILLIAM J. SCHNEIDER*	Chairman of the Board and Trustee

WILLIAM ADAMS IV*	Trustee

JACK B. EVANS*	Trustee

WILLIAM C. HUNTER*	Trustee

DAVID J. KUNDERT*	Trustee

JOHN K. NELSON*	Trustee

THOMAS S. SCHREIER, JR.*	Trustee

JUDITH M. STOCKDALE*	Trustee

CAROLE E. STONE*	Trustee

TERENCE J. TOTH*	Trustee

MARGARET L. WOLFF*	Trustee

By: /s/ Kevin J. McCarthy
Kevin J. McCarthy
Attorney-in-Fact
May 12, 2016

* The original powers of attorney authorizing Kevin J. McCarthy, Gifford R. Zimmerman and Eric F. Fess, among others, to execute this Registration Statement, and Amendments thereto, for the Trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and are filed herewith as an Exhibit.